UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 March 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT COMPLETES ACQUISITION OF HOAU

14 March 2007

14 March 2007

TNT COMPLETES ACQUISITION OF HOAU

Today, TNT, the leading global provider of express and mail services, announced the completion of the acquisition of Hoau, the leading freight and parcels delivery company in China. Last week the government of the People's Republic of China approved the transaction. Parties agreed not to disclose any further financial information.

"The acquisition of Hoau is a significant milestone for TNT. It will help us achieve our ambition to build the no. 1 distribution network in China by giving us comprehensive road coverage. The move is at the core of our strategic focus on integrated domestic and international networks. This will also enable us to link China with our Asian Road Network," said Peter Bakker, CEO of TNT.

"We are very pleased with the acquisition of Hoau. Hoau's network gives us a clear competitive advantage in China by improving distribution flow for our customers and strengthening TNT's growth," said Michael Drake, Managing Director of TNT Greater China.

Established in 1995, Hoau's network includes 1,100 depots, 3,000 vehicles and 56 hubs in China covering all major and second-tier cities. Hoau currently has 12,000 employees.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 14 March 2007